Colleen Johnston, FCPA, FCA Group Head Finance, Sourcing and Corporate Communications and Chief Financial Officer	TD Bank Group TD Tower 55 King Street West, 4th Floor Toronto, Ontario M5K 1A2 T: 416 308 8279 F: 416 307 8324 colleen.johnston@td.com

June 26, 2015

VIA EMAIL AND EDGAR

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ciboroski:

Re:	Response of The Toronto-Dominion Bank (the “Bank” or “TD”) to the Securities and Exchange Commission’s (“SEC” or the “Staff”) letter dated May 20, 2015 relating to the Bank's Form 40-F for the Fiscal Year Ended October 31, 2014 filed December 4, 2014

File No. 001-14446

We are providing the following response to the comments set forth in the comment letter of the Staff dated May 20, 2015 (the “Staff Letter”) regarding the above-referenced filing. Our responses to the Staff Letter are included in Appendix A of this letter.

As specifically requested in the Staff Letter, TD hereby acknowledges that:

(i)	We are responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii)	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (416) 308-8279 or Valerie Gillis, Senior Vice President and Chief Accountant at (416) 308-3015 if you require additional information.

Very truly yours,

/s/ Colleen Johnston

____________________________

Colleen Johnston

Group Head Finance, Sourcing and Corporate Communications

and Chief Financial Officer

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cc: Michelle Miller (United States Securities and Exchange Commission)

Kevin Vaughn (United States Securities and Exchange Commission)

Norie Campbell (Group Head Legal, Compliance, Anti-Money Laundering, Financial

Crimes and Fraud Management, Enterprise Projects and General Counsel)

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Appendix A – TD’s responses to comments in the Staff Letter

To assist your review, we have reproduced the text of the Staff's comments in bold below and the numbered paragraphs of this Appendix correspond to the paragraphs of the Staff Letter. Where material to the Bank's financial statements as a whole, we have proposed enhanced disclosures which are underlined for the Staff's convenience. The proposed disclosure have been added without numbers for illustrative purposes only and may be further revised in the final disclosure. All references to currency are in Canadian dollars, unless otherwise noted.

Form 40-F for the Fiscal Year Ended October 31, 2014

Exhibit 99.2 - Management’s Discussion and Analysis, page 1

Financial Results Overview, page 8

Non-Interest Income, page 11

1.	We note that investment management fees and mutual fund management fees increased 27 and 19 percent, respectively, from the prior year due to wealth asset growth. We also note from your Canadian Retail discussion on page 22 that your assets under administration (AUA) increased $8 billion or 3% from last year and that your assets under management (AUM) increased $25 billion or 12% from last year.

We are providing the following as background information to our detailed responses below, to assist in the Staff's understanding of the key drivers of investment and mutual fund management fees and the relationship between changes in AUA and AUM balances to changes in investment management and mutual fund management fees, which are not directly correlated. Specifically, a change in AUA may not result in a direct corresponding change in investment management fees as revenue earned on AUA balances are a combination of transaction-based commission and investment management fees. Transaction-based revenue is not a component of investment management fees but rather recognized as TD Waterhouse fees and commissions within non-interest income. Similarly, a change in AUM may not result in a direct corresponding change in investment management or mutual fund management fees as fees earned on AUM are driven by a variety of factors including client type (i.e., retail vs. institutional and by geography), client investment mandate (e.g., active vs. passive) and to a lesser extent, asset class. We have discussed drivers of the Bank’s investment management and mutual fund management fee income in further detail in bullets #2 and #4 below.

In response to the Staff's specific observation related to the change in investment management fees and mutual fund management fees, we note that the increase in investment management fees from the prior year was largely driven by an increase in AUM due to the acquisition of Epoch Investment Partners in 2013 which is reflected in the institutional client type of the segment results (see roll-forward schedule provided in bullet #2 below). The increase in mutual fund management fees was driven primarily by client asset growth and market appreciation in the segment.

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Please address the following:

•	Tell us and revise future filings to clearly disclose all AUA and AUM amounts.

As at October 31, 2014, the Bank's AUA and AUM amounts were $317 billion and $294 billion, respectively.

Currently, the Bank discloses quarterly AUA and AUM amounts by segment (i.e., Canadian Retail and U.S. Retail) in the Supplemental Financial Information Package, which is made publically available to investors on a quarterly basis from the Bank's website. We intend to revise our 2015 40-F to also disclose all AUA and AUM amounts in our 2015 Management's Discussion and Analysis. The following are the proposed disclosures that will be included in the 'Business Segment Analysis' section, under the heading "Review of Financial Performance" using our 2014 past disclosures with proposed updates underlined as an illustrative example for future filings.

Canadian Retail Segment:

"Assets under administration were $XXX billion at October 31, 2014, an increase of $X billion, or X%, compared with last year, as growth from new client assets, market appreciation, and the addition of the remaining interest in NatWest Stockbrokers Limited, was partially offset by the sale of the TD Waterhouse Institutional Services business. Assets under management were $XXX billion at October 31, 2014, an increase of $XX billion, or XX% compared with last year, mainly driven by growth from market appreciation and new client assets."

U.S. Retail Segment:

"Assets under administration were US$XX billion at October 31, 2014, an increase of US$XX billion, or XX%, compared with last year, due to market appreciation. Assets under management were US$XX billion at October 31, 2014, an increase of US$X billion, or XX% compared with last year, mainly driven by growth from market appreciation and new client assets.”

•	Provide a roll-forward of your AUM by investment strategy (i.e., equities, fixed income, cash, et al) that separately presents gross client inflows, gross client outflows, inflows from acquisitions, market appreciation/(depreciation), and foreign currency translation adjustments.

For purposes of responding to the Staff's comment, the Bank has used the term "financial instrument mix" (i.e., equities, fixed income, cash, et al) which is synonymous with the Staff's use of the term "investment strategy".

We acknowledge the Staff's comment and as discussed above, respectfully submit to the Staff that we do not view AUM by financial instrument mix (i.e., equities, fixed income, cash, et al) to be a meaningful driver of the Bank's asset management fees. To a certain extent, financial instrument mix of AUM does have an impact on fee income; however the more meaningful driver of asset management fees is client type, i.e., retail vs. institutional as discussed in our background section to this question. Asset management fees earned on AUM from retail clients are higher than asset management fees earned on institutional clients.

Within each client type, client investment mandates are further identifiable as either passive or active. Passive

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mandates generally result in lower management fees earned by the Bank compared to active mandates. Financial instrument mix within either passive or active client mandates will, to a lesser extent, drive fee income. For example, lower risk investments such as fixed income investments earn fewer management fees than higher risk investments such as equities. Based on this, the Bank will provide a roll-forward of AUM by client type as this is how management of the Bank monitors key drivers of these types of fees.

The Bank is able to provide aggregate net changes in client inflows and outflows for the Bank as a whole as opposed to on a gross basis. The Bank's business lines are able to produce gross client inflows and outflows however the consolidated Bank does not currently aggregate gross client inflows and outflows for all business lines as it does not monitor this measure at a consolidated Bank level.

Below, we have provided a roll-forward schedule of AUM by client type and business segment geography, separately presenting net client inflows/outflows, inflows from acquisitions, market appreciation/(depreciation) and foreign currency translation adjustments:

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AUM ($Billions CAD)
		2014	2013	YoY %
Canadian Retail Segment
Canada Retail	Beginning Balance	98	85
	Net Client Inflows/(Outflows)	9	6
	Acquisitions/(Divestitures)	-	-
	Market Appreciation/(Depreciation)	9	7
	Foreign Currency Translation	-	-
	Ending Balance	116	98	18%

Canada Institutional	Beginning Balance	104	109
	Net Client Inflows/(Outflows)	(1)	1
	Acquisitions/(Divestitures)	-	-
	Market Appreciation/(Depreciation)	8	(6)
	Foreign Currency Translation	-	-
	Ending Balance	111	104	7%

U.S. Retail Segment
U.S. Retail	Beginning Balance	8	7
	Net Client Inflows/(Outflows)	-	-
	Acquisitions/(Divestitures)	-	-
	Market Appreciation/(Depreciation)	-	-
	Foreign Currency Translation	1	-
	Ending Balance	9	7	29%

U.S. Institutional	Beginning Balance	45	6
	Net Client Inflows/(Outflows)	3	1
	Acquisitions/(Divestitures)	-	28
	Market Appreciation/(Depreciation)	6	11
	Foreign Currency Translation	4	-
	Ending Balance	58	46	26%

Total	Beginning Balance	255	207
	Net Client Inflows/(Outflows)	11	8
	Acquisitions/(Divestitures)	-	28
	Market Appreciation/(Depreciation)	23	12
	Foreign Currency Translation	5	-
	Ending Balance	294	255	15%

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•	Enhance your disclosure and your accounting policy note on page 11 of your consolidated financial statement to discuss in more detail how management, custody and administration fees are calculated. For example, clarify the factors driving the level of revenues for each and disclose the frequency with which the fees are calculated (e.g., levels of AUM/AUA or fixed fees per account, and calculated based on quarterly, monthly or average balances).

In light of the Staff's comment, we will enhance our accounting policy note (Note 2: Summary of Significant Accounting Policies) of our consolidated financial statements in the Bank's fiscal year 2015 40-F to include details on how management and administration fees are calculated, as per below. Custody fees do not constitute a material contribution to the Bank’s revenue and therefore we have not further expanded on the discussion of these fees as part of the accounting policy note. For the Staff’s information, custody fees are currently a fixed amount for direct investing non-registered client account type only and are calculated quarterly.

REVENUE RECOGNITION

…"Investment and security services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services, and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment management fees are primarily calculated based on average daily or point in time assets under management or by assets under administration by investment mandate. Administration fees earned may either be a fixed amount per client account, or calculated based on a percentage of daily, monthly, or annual assets under management for institutional accounts. Investment banking fees, including advisory fees, are recognized as income when earned, and underwriting fees are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee."

•	Explain whether, and if so how, the underlying investment strategies within AUA and AUM can impact your fees.

As noted in bullet #2 above, the term "investment strategies" is synonymous to "financial instrument mix" (i.e., equities, fixed income, cash, et al).

AUA

Revenues earned on AUA balances are a combination of transaction-based commission and investment management fees. Transaction-based revenues are driven by trade volume (when earned through the Bank's Direct Investing business) while investment management fees are earned on the basis of the underlying daily-average AUA in a client's account (when earned through the Bank's Advice-based business).

In the Bank's Advice-based business, fees earned are driven by the investment mandate elected by the client. Client mandates will range based on risk tolerance of the client. Generally, passive client mandates which require less participation and monitoring by the investment manager will generate lower fees for the Bank than active mandates. Financial instrument mix within either a passive or an active client mandate and related portfolios will, to a lesser extent, drive fee income.

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AUM

Similar to AUA, financial instrument mix for AUM does not have a significant impact on fee income. Fee income earned on AUM is primarily driven by client type (as noted in the response to bullet #2 above): retail and institutional. The other significant factor driving these fees is whether client investment mandates driving the portfolio composition of AUM are passive or active. Passive mandates generally earn lower investment management fees than active mandates. Financial instrument mix within either a passive or an active client mandate and related portfolios will, to a lesser extent, drive fee income.

•	Provide your ending AUA balances by financial instrument mix (e.g., equities, fixed income, cash, et al) and geography mix (e.g., Canada, United States, et al)

At October 31, 2014, the Bank’s ending AUA was $306 billion; $293 billion of AUA was attributable to Canada and $13 billion attributable to the U.S. As discussed above, we do not view AUA by financial instrument mix as a meaningful way to understand the drivers of income. The Bank’s revenue earned from AUA are a combination of transaction-based commissions in the Bank’s Direct Investing business where fees are driven by trade volume of transactions and fees that are earned through the Advice business on the basis of the underlying daily-average AUA and are driven by client mandate.

Managing Risk, page 68

Credit Risk, page 74

2.	We note that for your credit risk exposures subject to the Basel Advanced Internal Ratings (AIRB) approach, that retail exposures are assigned one of nine-pre-defined probability of default (PD) segments based on their estimated long-run average one-year PD and non-retail exposures are assigned an internal risk rating. Please enhance your discussion to describe how these risk ratings correlate to the risk rating disclosures of non-retail and retail financial assets subject to the AIRB approach on page 93 of the consolidated financial statements.

As noted in the Staff's comment and as discussed in the Credit Risk section on page 75 of the Bank's fiscal 2014 Management’s Discussion and Analysis, retail exposures are assigned one of nine pre-defined PD segments based on their estimated long-run average one-year PD and non-retail exposures are assigned an internal risk rating. The aforementioned retail PD segments and non-retail internal risk ratings are correlated to the disclosures provided in Note 33: Credit Risk, of the consolidated financial statements in the Bank's fiscal year 2014 40-F as follows:

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Retail PD Segments

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to .15
Normal Risk	2 3	0.16 to 0.41 .42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.20 18.21 to 99.99
Default	9	100.00

Non-Retail Internal Risk Ratings

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

This information is currently included in the Bank's Supplemental Financial Information Package, which is made publically available to investors on a quarterly basis from the Bank's website. In light of the Staff's comment and to assist readers in their understanding of the correlation between the retail PD segments and non-retail internal risk ratings to the disclosures provided in Note 33: Credit Risk of the Bank's Annual Financial statements, we intend to enhance our discussion in the Credit Risk section of the Management's Discussion and Analysis to also include these tables in the Bank's fiscal year 2015 40-F filing.

Exhibit 99.3

Notes to the Consolidated Financial Statements, page 9

Note 21 – Share Capital, page 67

3.	We note that you have classified the Series 1 and Series 3 Class A preferred shares, which include non-viability contingency capital provisions whereby each preferred share could be convertible into a variable number of shares if the conversion trigger was met, as equity instruments. Please tell us how you considered the guidance in paragraphs 23 and BC 12 of IAS 32 in concluding that the entire amount should be classified as equity as opposed to a liability.

The guidance in IAS 32 Financial Instruments: Presentation (IAS 32) paragraphs 23 and BC12 were considered in determining the classification and measurement of the Series 1 and Series 3 Class A preferred shares with non-viability contingency capital (NVCC) provisions (the NVCC Preferred Shares). In determining the accounting for the NVCC Preferred Shares, the Bank followed the following steps:

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Step 1: Determine the classification of the NVCC Preferred Shares

IAS 32.AG37 provides an example illustrating that a mandatorily redeemable preferred share with a discretionary payment feature should be considered a compound instrument. As required by paragraph 28 of IAS 32, the Bank evaluated the terms of the NVCC Preferred Shares and determined that the NVCC Preferred Shares are compound instruments for accounting purposes. The dividends on the NVCC preferred shares are discretionary and the shares do not have a redemption date. Therefore, since the Bank has the unconditional right to avoid delivering cash or another financial asset, these elements represent equity components. The NVCC provision is a contingent feature that could result in the Bank delivering a variable number of common shares to the holder of the NVCC Preferred Shares. The Bank determined that this component meets the definition of a financial liability and should be presented as such, consistent with IAS 32, paragraph BC12. We are of the view that paragraph BC 12 of IAS 32 addresses the classification and presentation of the liability component, rather than the measurement of the liability. As discussed in Step 2 below, the measurement of the liability component should be at fair value (i.e., present value of the redemption amount) as required by IAS 32.23.

Step 2: Determine the measurement of the NVCC Preferred Shares

In determining the measurement of the NVCC Preferred Shares, we considered the guidance in IAS 32.31 and IAS 32, as well as the guidance in the IFRS July 2013 Agenda Paper 18 on Classification of a financial instrument that is mandatorily convertible into a variable number of shares upon a contingent 'non-viability' event. In doing so, we agree with View 2 in the Agenda Paper.

Paragraphs 31 and 32 in IAS 32 require the Bank to first determine the fair value of the liability component using the fair value guidance in IAS 39, Financial Instruments: Recognition and Measurement and to allocate the residual value to the equity component. Specifically, the guidance provides: "IAS 39 deals with the measurement of financial assets and financial liabilities respectively. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component."

Consistent with paragraph 23 of IAS 32, the Bank first determined the fair value of the NVCC provision liability component based on its estimate of the present value of the redemption amount and by factoring the probability of the OSFI Trigger occurring. In doing so, the Bank determined that the fair value of the liability component was minimal because the likelihood of the contingent settlement provision occurring is extremely remote. Another consideration is that the pricing of the NVCC Preferred Shares is based on an equity instrument with an embedded contingent conversion feature that is highly remote. In addition, pricing of the dividend rate is based on the Bank’s creditworthiness and the fact that the instrument is equity of the Bank with certain risks with minimal consideration given to the equity feature. This resulted in the full value of the NVCC Preferred Shares being classified as equity.

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We believe the contingent settlement provision in the NVCC Preferred Shares should be measured under IAS 39, taking into account probability, rather than as a demand feature as per IAS 39.49. Although the NVCC Preferred Shares contain a demand-like feature, it can only be triggered by OSFI and converted into a variable number of shares under certain conditions, which are highly remote. For example, OSFI would only trigger a conversion if they are of the opinion that the Bank has ceased, or is about to cease to be viable or if the Bank has accepted or agreed to accept a capital injection without which the Bank would have been determined by OSFI to be non-viable.

Note 33 – Credit Risk, page 90

Financial Assets Subject to the Standardized Approach by Risk-Weights, page 92

4.	We note that the majority of business and government loans have a risk-weight of 100% and that the majority of customer installment, other personal and credit card loans have a risk-weight of 75%. Based on your disclosure on page 75 of Exhibit 99-2, these risk-weights are based on the risk-weights prescribed by OSFI under the standardized approach. Please enhance your credit quality disclosures for the financial assets subject to the standardized approach by risk-weights to reflect your assessment of the underlying credit quality of these financial assets, including consideration of the internal risk ratings factored in the related impairment assessment. Please refer to paragraph 36(c) and BC54 of IFRS 7 for further guidance.

As discussed in the Credit Risk section on page 75 of the Bank's fiscal 2014 Management’s Discussion and Analysis, the Bank has received approved exemptions and temporary waivers to use the standardized approach for some of its credit risk portfolios, including the majority of its U.S. credit portfolios. The Bank is currently in the process of transitioning certain of these portfolios to the AIRB approach.

The Bank acknowledges the Staff's comment and in our fiscal year 2015 40-F, we intend to provide additional footnote disclosure to the "Financial Assets Subject to the Standardized Approach by Risk Weights" disclosure table[1] in Note 33: Credit Risk, on the credit quality of our financial assets subject to the standardized approach, based on our internal risk ratings to assist readers in their understanding of the credit quality of these financial assets. We intend to include in our proposed footnote disclosure, the following as footnote items 2 and 3 (which covers the majority of the balance's internal risk ratings):

Credit Quality of Financial Assets

The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the standardized approach to credit risk. Under the standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral, and external credit assessments. These assets relate primarily to the Bank’s U.S. Retail portfolio. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach and on the Bank's risk ratings.

[1] Until which time it is no longer disclosed.

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Financial Assets Subject to the Standardized Approach by Risk-Weights
(millions of Canadian dollars)								As at
					October 31, 2014
	0%	20%	35%	50%	75%[2]	100%[3]	150%	Total
Loans
Residential mortgages	$–	$–	$21,374	$–	$2,090	$255	$3	$23,722
Consumer instalment and other personal	244	336	4,187	–	26,597	73	262	31,699
Credit card	–	–	–	–	17,041	–	127	17,168
Business and government	6,689	2,164	–	–	3,444	54,286	838	67,421
Debt securities classified as loans	–	307	–	–	–	7	–	314
Total loans	6,933	2,807	25,561	–	49,172	54,621	1,230	140,324
Held-to-maturity	–	34,872	–	–	–	–	–	34,872
Securities purchased under reverse
repurchase agreements	–	–	–	–	–	–	–	–
Customers' liability under acceptances	–	–	–	–	–	2	–	2
Other assets[1]	9,063	490	–	1	–	–	–	9,554
Total assets	15,996	38,169	25,561	1	49,172	54,623	1,230	184,752
Off-balance sheet credit instruments	–	1,711	–	–	301	20,386	–	22,398
Total	$15,996	$39,880	$25,561	$1	$49,473	$75,009	$1,230	$207,150

					October 31, 2013
Loans
Residential mortgages	$146	$273	$19,080	$–	$1,649	$213	$3	$21,364
Consumer instalment and other personal	–	100	3,858	–	24,095	60	152	28,265
Credit card	–	–	–	–	13,987	–	119	14,106
Business and government	4,456	1,832	–	–	2,797	44,505	1,094	54,684
Debt securities classified as loans	–	571	–	–	–	9	–	580
Total loans	4,602	2,776	22,938	–	42,528	44,787	1,368	118,999
Held-to-maturity	–	11,440	–	–	–	–	–	11,440
Securities purchased under reverse							–
repurchase agreements	–	2,085	–	–	–	–	–	2,085
Customers' liability under acceptances	–	–	–	–	–	1	–	1
Other assets[1]	3,585	622	–	1	–	32	–	4,240
Total assets	8,187	16,923	22,938	1	42,528	44,820	1,368	136,765
Off-balance sheet credit instruments	–	2,079	–	–	279	16,643	–	19,001
Total	$8,187	$19,002	$22,938	$1	$42,807	$61,463	$1,368	$155,766

1 Other assets include amounts due from banks and interest-bearing deposits with banks.

2 Based on the Bank's internal risk ratings, X% of retail exposures are rated 'low risk' or 'normal risk' and X% are rated 'high risk' or 'default' at October 31, 2014 (October 31, 2013 - X% and X%, respectively).

3 Based on the Bank's internal risk ratings, X% of non-retail exposures are rated 'investment grade' and X% are rated 'non-investment grade' at October 31, 2014 (October 31, 2013 – X% and X%, respectively).

Non-Retail Financial Assets Subject to AIRB Approach by Risk Weighting, page 93

5.	We note your disclosure of your non-retail and retail assets subject to the AIRB approach by risk rating. To enhance transparency into the credit quality of these portfolios, please define the risk classifications presented (e.g. non-investment grade, watch and classified, medium risk, high risk) that reflects your default assessment. For example, it is not clear how the medium risk and high risk categories link into the impaired and past due but not impaired categories on page 43.

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As noted in our response to comment #2, we intend to enhance our discussion in the Credit Risk section of the 2015 Management’s Discussion and Analysis to include the tables above, to assist readers in their understanding of the credit quality of our financial assets subject to the AIRB approach. For retail assets, this will include a mapping of the risk ratings under the AIRB approach to our internal risk assessment by PD Segment and PD range and for non-retail assets, will include a mapping to our internal risk rating categories and external risk rating classifications from Standard & Poor's and Moody's Investor Services.

With respect to the Staff's comment on the link between the categories presented on page 43 in Note 8: Loans, Impaired Loans and Allowance for Credit Losses ("Note 8") to page 93 in Note 33: Credit Risk ("Note 33"): the disclosure tables in Note 8 present the Bank's loan exposures based on their past due and impaired status, whereas the disclosure tables in Note 33 for non-retail and retail exposures subject to the AIRB approach present the Bank's on and off-balance sheet exposures by risk rating subject to the AIRB approach. Financial assets in the "impaired/defaulted" and "default" categories respectively in Note 33 would generally correlate to the "impaired" category in Note 8, however a direct linkage is not available as the non-retail and retail assets classifications subject to the AIRB approach also reflect whether the exposure is subject to a guarantee (e.g., Canadian Mortgage and Housing Corporation insured mortgages), which would result in the exposure being classified based on the internal risk rating of the guarantor. Such guarantees would result in exposures under the AIRB approach to be classified according to the risk rating of the guarantor where applicable and therefore classified based on a more favorable risk rating than that of the underlying borrower in the disclosure table. Similarly, a direct linkage between exposures in the loans "past due but not impaired" category in Note 8 to the AIRB risk categories in Note 33 is not available because of guarantees. Finally, the disclosure tables presented in Note 8 includes all loans, some of which are included in the disclosure table of assets subject to the standardized approach in Note 33 and not the AIRB approach.

In light of the Staff's comment, we intend to enhance our disclosures in our fiscal year 2015 40-F to clarify the basis of presentation of the non-retail and retail exposures subject to the AIRB approach tables in Note 33, as follows:

"The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk in the Basel III Capital Accord. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank’s historical loss experience (by counterparty type) and on other key risk assumptions. The non-retail and retail asset risk rating classifications subject to the AIRB approach reflect whether the exposure is subject to a guarantee, which would result in the exposure being classified based on the internal risk rating of the guarantor. The following risk ratings may not directly correlate with the "Neither past due nor impaired", "Past due but not impaired" and "Impaired" status disclosed in Note 8 - Loans, Impaired Loans and Allowance for Credit Losses, because of the aforementioned risk transference guarantees, and certain loan exposures that remain subject to the standardized approach. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.”

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